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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 41)*
OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Name of Issuer)
Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)
68370R 10 9

(CUSIP Number)
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 30, 2007

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe
Tower 42, Level 35
25 Old Broad Street
London EC2N 1HQ
England
44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(1)The Reporting Person disclaims beneficial ownership of all shares.

CUSIP No. 68370R 10 9

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 15,337,854 (2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 15,337,854(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,337,854 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.9% of the outstanding Common Stock (26.6% of the outstanding voting capital stock)

14.	Type of Reporting Person (See Instructions): CO

(2)The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D
Item 1. Security and Issuer
     The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications,” a Russian open joint stock company (“VimpelCom”), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 41, the “Statement”), is hereby amended and supplemented with respect to the items set forth below.
     Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.
Item 2. Identity and Background
     This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the “Reporting Persons”).
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
     (c)      Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.
     (d)      During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern/Central Europe

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile Communications AS

Bjorn Hogstad (Oslo, Norway)	Norway	Attorney, Advokatene i Telenor

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address	Citizenship	Present Principal Occupation

Kenneth Bolsoy (Oslo, Norway)	Norway	Financial Controller, Telenor ASA
     (d)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Trond Westlie (Oslo, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern/Central Europe

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA

Name and Business Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Tore Haugland (Bergen, Norway)	Norway	Employee Representative

Arnhild Londal (Oslo, Norway)	Norway	Employee Representative

Kirsten Dalholt (Oslo, Norway)	Norway	Senior Advisor of Telenor ASA Nordic Division
EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business Address	Citizenship	Present Principal Occupation

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Head of Telenor in Asia; and Chief Executive Officer of Telenor Mobile Holding AS

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Torleif Enger (Ostre Toten, Norway)	Norway	Chief Executive Officer of Yara International ASA and Chairman of the Board of Telenor ASA

Bjorg Ven (Oslo, Norway)	Norway	Partner, Haavind Vislie Law Firm; Deputy Chairman of the Board of Telenor ASA; and Member of the Boards of Cermaq ASA, Vital Insurance AS and Dagbladet AS

Hanne de Mora (Erlenbach, Switzerland)	Switzerland	Principal of A-Connect and Member of the Board of Tomra ASA

Jorgen Lindegaard (Stockholm, Sweden)	Denmark	President and Chief Executive Officer of the SAS Group and Member of the Boards of Finansieringsinstituttet for Industri og Haandvaerk AS and Superfos AS

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Name and Business Address	Citizenship	Present Principal Occupation

Paul Bergqvist (Stockholm, Sweden)	Sweden	Managing Director of Carlsberg Sweden

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of ZENITEL ASA

Per Gunnar Salomonsen (Skien, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Irma Ruth Tystad (Trysil, Norway)	Norway	Employee Representative
     EXECUTIVE OFFICERS OF TELENOR ASA

Name and Business Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA and Chairman of the Board of Telenor Mobile Holding AS

Arve Johansen (Oslo, Norway)	Norway	Senior Executive Vice President of Telenor ASA and Head of Telenor in Asia; and Chief Executive Officer of Telenor Mobile Holding AS

Trond Westlie (Oslo, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Eastern/Central Europe

Stig Eide Sivertsen (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Telenor Broadcast; Chief Executive Officer of Telenor Broadband Services AS; and Chairman of the Board of Canal Digital AS

Morten Karlsen Sorby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in the Nordic Region; and Chief Executive Officer of Telenor Norway

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile Communications AS

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Human Resources

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Telenor East Invest will use its working capital to settle its obligations from time to time under the Swap Agreement (as defined below), and Telenor ASA will use its working capital to settle its obligations under the Guarantee (as defined below). As of the date of this Amendment, the amount of such obligations cannot be determined.
Item 4. Purpose of the Transaction
     As previously disclosed in Amendment No. 36 to this Statement, on June 2, 2006, Telenor ASA entered into a master confirmation (the “Swap Agreement”) with ING Bank N.V., London Branch (“ING”) providing for a total return equity swap (the “Swap Transaction”) in respect of up to 8,130,000 American Depositary Receipts of VimpelCom (“ADRs”) (evidencing up to 2,032,500 shares of Common Stock of VimpelCom). During the period from June 2, 2006 to September 30, 2006, ING executed and delivered to Telenor ASA supplemental confirmations in respect of 8,114,700 ADRs acquired by ING (the “Underlying ADRs”) under the Swap Agreement (each such acquisition, a “Transaction”).
     On March 30, 2007, ING, Telenor ASA and Telenor East Invest entered into an assignment, novation and amendment agreement (the “Assignment Agreement”), pursuant to which Telenor ASA transferred all of its rights and obligations under the Swap Agreement to Telenor East Invest. In addition, Telenor ASA and ING entered into a guarantee agreement (the “Guarantee”), pursuant to which Telenor ASA will unconditionally and irrevocably guarantee the payment and performance of Telenor East Invest’s obligations under the Swap Agreement. The purpose of the Assignment Agreement is to ensure Telenor ASA’s economic exposure to VimpelCom is concentrated in the appropriate subsidiary, Telenor East Invest, which is consistent with Telenor ASA’s principle of holding shares and other economic interests in operating companies through sub-holding companies. Except for the replacement of the 2002 ISDA Master Agreement and Schedule dated May 9, 2006 between ING and Telenor ASA by a 2002 ISDA Master Agreement and Schedule dated March 30, 2007 between ING and Telenor East Invest and certain non-substantive amendments to the terms of the Swap Agreement contained in the Assignment Agreement, the transfer of Telenor ASA’s rights and obligations under the Swap Agreement to Telenor East Invest has no effect on the terms and conditions of the Swap Agreement. After giving effect to the Assignment Agreement, under the Swap Agreement, Telenor East Invest will make payments to, or receive payments from, ING that reflect the total return on the notional value of the Underlying ADRs during the period from April 10, 2007 to June 2, 2007 (unless the Swap Transaction is fully terminated prior to such date), including receiving amounts equivalent to 85% of the amount of any dividends paid during the term of the Swap Transaction, and Telenor East Invest will make payments to ING equivalent to a floating rate of interest on a notional principal amount equal to the aggregate notional value of the Underlying ADRs. As before, the Swap Agreement provides only for cash settlement. Neither Telenor East Invest nor any of the other Reporting Persons shall have any voting or investment power with respect to any Underlying ADRs, and Telenor East Invest and each of the other Reporting Persons disclaim beneficial ownership of any such securities.
     Other than the Assignment Agreement, the Guarantee and the Swap Agreement (which incorporates by reference the 2002 ISDA Master Agreement and Schedule dated March 30, 2007 between ING and Telenor East Invest), none of the Reporting Persons has any contracts, arrangements, understandings or relationships with ING with respect to the Underlying ADRs or the ADRs subject to the Swap Agreement.
     The proceeding summary of the Assignment Agreement, the Guarantee and the Swap Transaction is not intended to be complete and is qualified in its entirety by reference to the full text of the Assignment Agreement and the Guarantee, conformed copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and the full text of the Swap Agreement, a conformed copy of which is attached as Exhibit 99.1 of Amendment No. 36 to this Statement, each of which is incorporated herein by reference.
     The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates, which could include, among other things:
     (i) the possible acquisition of additional securities of VimpelCom from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;
     (ii) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom, and the enforcement of any such security interest or the exercise of any such exchange or conversion right;
     (iii) the possible disposition or exchange of any securities of VimpelCom owned by them, including the possible disposition of all of the shares of Common Stock of VimpelCom owned by them;

     (iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies which may be affiliated with the Reporting Persons;
     (v) in addition to the proposed transaction concerning Closed Joint Stock Company “Kyivstar G.S.M.” previously described in the Statement, the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies which may be affiliated with the Reporting Persons, or the possible sale of assets or operations by VimpelCom or its subsidiaries;
     (vi) making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom;
     (vii) in addition to ongoing litigation and arbitration proceedings previously described in the Statement, possible litigation or arbitration involving VimpelCom, its Board of Directors and/or its management and/or one or more of Eco Telecom Limited, Eco Holdings Limited, CTF Holdings Limited, Alfa Telecom Limited and their respective affiliates;
     (viii) in addition to the Swap Transaction, entering into and unwinding derivative transactions with respect to the securities of VimpelCom; or
     (ix) soliciting the votes of VimpelCom’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom.
     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.
Item 5. Interest in Securities of the Issuer
     (a) and (b) On the date hereof, Telenor East Invest is the direct beneficial owner of 15,337,854 shares of Common Stock of VimpelCom constituting 26.6% of the issued and outstanding voting capital stock (and 29.9% of the issued and outstanding shares of Common Stock) of VimpelCom, and Telenor has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 15,337,854 shares of Common Stock of VimpelCom.
     Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that Telenor East Invest, Telenor Mobile Holding AS or Telenor ASA is the beneficial owner of any shares of Common Stock or any ADRs (other than, solely in the case of Telenor East Invest, 15,337,854 shares of Common Stock) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.
     Telenor East Invest is a direct wholly owned subsidiary of Telenor Mobile Holding AS and an indirect wholly owned subsidiary of Telenor ASA. As a result, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares of Common Stock owned by Telenor East Invest. Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that Telenor Mobile Holding AS or Telenor ASA is the beneficial owner of the shares of Common Stock held by Telenor East Invest for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.
     (c) Neither Telenor East Invest, Telenor Mobile Holding AS, nor Telenor ASA has effected any transactions in VimpelCom’s Common Stock or ADRs during the past 60 days or since the filing of the most recent amendment to the Statement, other than the transactions described herein.
     (d) Neither Telenor East Invest, Telenor Mobile Holding AS, nor Telenor ASA knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Telenor East Invest.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As described in Item 4 hereof, which is incorporated by reference herein in its entirety, on March 30, 2007, Telenor ASA, Telenor East Invest and ING entered into the Assignment Agreement, and Telenor ASA and ING entered into the Guarantee.
     In addition to the Swap Transaction, the Reporting Persons may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom, which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in the Statement on Schedule 13D and Amendments Nos. 1 through 41 hereto (inclusive), or as set forth herein, neither Telenor East Invest, Telenor Mobile Holding AS or Telenor ASA, nor to the best of Telenor East Invest’s, Telenor Mobile Holding AS’s or Telenor ASA’s knowledge, any of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
99.1.	Assignment, Novation and Amendment Agreement dated March 30, 2007 between ING Bank N.V., London Branch, Telenor ASA and Telenor East Invest AS
99.2.	Guarantee Agreement dated March 30, 2007 between Telenor ASA and ING Bank N.V., London Branch

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: March 30, 2007

TELENOR EAST INVEST AS
By	/s/ Jan Edvard Thygesen
	Name:	Jan Edvard Thygesen
	Title:	Chairman of the Board

TELENOR MOBILE HOLDING AS
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	Chairman of the Board

TELENOR ASA
By	/s/ Jon Fredrik Baksaas
	Name:	Jon Fredrik Baksaas
	Title:	President and Chief Executive Officer